INVICTUS MD Canada’s Cannabis Company

PRESS RELEASE	April 13, 2017

Invictus MD’s Future Harvest Achieves Increase In
Gross Margin Benefiting From Its Focus On The
Burgeoning Global Cannabis Sector

VANCOUVER, BC, April 13, 2017 - INVICTUS MD STRATEGIES CORP. ("Invictus MD" or the "Company") (TSXV: IMH; OTC: IVITF; FRA: 8IS) is pleased to report that Future Harvest Development Ltd. (“Future Harvest”), of which Invictus MD currently owns 82.5%, has generated $1.787 million in revenue for the 9 months ending March 31, 2017, with a gross margin of $907,864, representing a 50.8% gross margin compared to the same period in the prior year gross margin of $642,773, and a 35.9% margin.

Chris Pearson, Chief Revenue Officer of Future Harvest commented that, “we supply specialty fertilizers and other supplies for hydroponics, the indoor method of growing crops favored by cannabis cultivators. We know there’s a massive market out there; we’re directly focused on what’s made our business successful: high-value crops. To seize the growing demands in the cannabis sector, we’ve ramped up production by installing a second, fully automated bottling line increasing overall production efficiency by 400%, and a state-of-the-art pill press (patent pending), enabling us to produce water-soluble nutrient tablets, eliminating the need for water and salt and greatly reducing packaging and transportation costs for large-scale commercial applications. These initiatives further position us for the highly profitable business opportunities within the global cannabis sector.”

Dan Kriznic, Chairman and CEO of Invictus MD commented, “Future Harvest’s success reinforces our focused execution on being a leader in the burgeoning global cannabis industry as Canada moves closer to legalized recreational marijuana. We remain confident in our ability to delivering strong results this year, and expand Future Harvest’s ability to further increase our shareholder value.”

info@invictus-md.com www.invictus-md.com

INVICTUS MD Canada’s Cannabis Company

About Future Harvest Development Ltd.

For over twenty years, Future Harvest has brought fertilizers, metering and monitoring equipment and other supplies for hydroponics, the indoor method of growing crops favored by the burgeoning cannabis industry,

Future Harvest’s product lines are available through leading distributors and retailers across North America, the United Kingdom and Europe and include Nutradip, Plantlife Products and Future Harvest Plastics.

About Invictus MD Strategies Corp.

Invictus MD Strategies Corp. is focused on three main verticals within the burgeoning Canadian cannabis sector: Licensed Producers under the ACMPR including an investment in a fully licensed facility, AB Laboratories Inc. as well as the option to now acquire 100% of Acreage Pharms Ltd.; Fertilizer and Nutrients through Future Harvest Development Ltd.; and Cannabis Data and Delivery, with its wholly owned subsidiary Poda Technologies Ltd.

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Chairman & CEO

Larry Heinzlmeir
Vice President, Marketing & Communications
604-537-8676

Cautionary Note Regarding Forward-Looking Statements: This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws or forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements in this news release, other than statements of historical facts, including statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, including the timing and completion of the proposed spin-out of Future Harvest, the forecasted revenue for Future Harvest, and projections regarding the potential future value of the cannabis industry are forward-looking statements and contain forward-looking information. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or “occur”. Forward-looking statements are based on certain material assumptions and analysis made by the Company and the opinions and estimates of management as of the date of this press release, including the assumptions that the proposed spin-out of Future Harvest will occur by Spring 2016, that the Company will obtain all requisite approvals of the spin-out transaction, that current Future Harvest sales levels will be sustained and result in the generation of approximately $6-7 million in revenue for the fiscal year ending June 30, 2016, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Important factors that may cause actual results to vary, include, without limitation, the risk that the proposed spin-out may not occur by Spring 2016 as planned; the timing and receipt requisite approvals; unexpected operational difficulties (including failure of equipment, unavailability of material, industrial disturbances or job action) as well as other unanticipated events that may prevent Future Harvest from reaching gross sales targets; and failed projections notwithstanding solid research efforts. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. To the extent that the anticipated achievement of Future Harvest’s gross sales target may constitute a financial outlook within the meaning of applicable Canadian securities laws, such information has been approved by management of the Company and is provided for the purposes of providing information relating to management and Future Harvest’s current expectations and plans. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial outlook that are incorporated by reference herein, except in accordance with applicable securities laws. We seek safe harbour.

info@invictus-md.com www.invictus-md.com

INVICTUS MD Canada’s Cannabis Company

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

info@invictus-md.com www.invictus-md.com